FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

June 30, 2005	Report to Shareholders
Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

August 2, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
	June 30, 2005	December 31, 2004

(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$92,693	$135,390
Accounts and other receivables	10,805	8,705
Inventories	7,272	5,927
	110,770	150,022

Property, plant and equipment	80,037	52,337
Mineral properties and deferred development	22,970	22,676
Deposits (Note 3)	35,115	-
Investments	562	1,224
Other assets and advances	2,031	-
	$251,485	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$9,658	$6,005
Current portion of long term debt (Note 3)	122	-
	9,780	6,005

Asset retirement obligation	9,762	8,059
Contractual severance obligation	848	636
Future income taxes	6,999	4,598
Long term debt (Note 3)	35,037	-
	62,426	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 4)	509,405	508,373
Contributed surplus	1,094	1,094
Stock based compensation	6,224	5,138
Deficit	(327,664)	(307,644)
	189,059	206,961
	$251,485	$226,259

Commitments and Contingencies (Note 5)
Subsequent Event (Note 7)

Approved by the Board	Approved by the Board

"Paul Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Six months ended
June 30,		June 30,	June 30,	June 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$5,128	$6,894	$12,362	$15,867
Interest and other income	1,026	365	1,674	1,332
	6,154	7,259	14,036	17,199
Expenses
Operating costs	6,895	5,250	14,877	11,515
Depletion, depreciation and amortization	2,402	1,064	4,917	2,123
General and administrative	2,210	1,124	4,667	2,369
Exploration expense	1,540	798	2,694	1,725
Interest and financing costs	36	-	36	-
Stock based compensation expense	409	134	1,773	3,450
Accretion of asset retirement obligation	121	108	242	215
Gain on disposal of investments and advances	-	-	-	(37)
Writedown of investments and advances	-	-	662	-
Foreign exchange loss	1,100	1,715	1,708	1,951
	14,713	10,193	31,576	23,311

Loss before income taxes	(8,559)	(2,934)	(17,540)	(6,112)

Tax recovery (expense)
Current	2	58	(70)	1,903
Future	(2,506)	1,203	(2,410)	1,873
Net loss for the period	$(11,063)	$(1,673)	$(20,020)	$(2,336)

Deficit at the beginning of the period:	(316,601)	(294,365)	(307,644)	(293,702)

Deficit at the end of the period	$(327,664)	$(296,038)	$(327,664)	$(296,038)

Weighted average number
of shares outstanding	276,458,943	254,698,452	276,397,935	254,467,638

Basic and Diluted loss per share - U.S.$	$(0.04)	$(0.01)	$(0.07)	$(0.01)
Basic and Diluted loss per share - CDN.$	$(0.05)	$(0.01)	$(0.09)	$(0.01)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
Three months ended			Six months ended
June 30,		June 30,	June 30,	June 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities
Net loss for the period	$(11,063)	$(1,673)	$(20,020)	$(2,336)
Items not affecting cash
Depletion, depreciation and amortization	2,402	1,064	4,917	2,123
Future income taxes	2,506	(1,203)	2,410	(1,873)
Writedown of investments and advances	-	-	662	-
Interest and financing costs	36	-	36	-
Amortization of hedging loss	-	-	-	329
Stock based compensation expense	409	134	1,773	3,450
Contractual severance expense	106	79	212	159
Accretion of asset retirement obligation	121	108	242	215
Foreign exchange loss	734	669	1,529	1,185
	(4,749)	(822)	(8,239)	3,252
(Increase) decrease in accounts and other receivables	(2,880)	(163)	(2,100)	(932)
(Increase) decrease in inventories	(1,397)	(146)	(1,345)	281
(Decrease) increase in accounts payable and accrued liabilities	2,191	(152)	3,653	(2,319)

	(6,835)	(1,283)	(8,031)	282
Cash flow from investing activities
Property, plant and equipment	(18,296)	(3,591)	(31,192)	(6,570)
Mineral properties and deferred development	(152)	(1,430)	(294)	(11,824)
Investments	-	-	-	(35)
Proceeds from disposals of investments	-	-	-	69
Other assets and advances	(1,848)	-	(1,848)	-
	(20,296)	(5,021)	(33,334)	(18,360)
Cash flow from financing activities
Long term debt	35,159	-	35,159	-
Deposits	(35,115)	-	(35,115)	-
Issue of common shares:
Voting - for cash	(3)	120	342	570
Other assets	(183)	-	(183)	-
	(142)	120	203	570

Foreign exchange loss on cash held in foreign currency	(737)	(692)	(1,535)	(1,203)
Net decrease in cash and cash equivalents	(28,010)	(6,876)	(42,697)	(18,711)

Cash and cash equivalents at beginning of the period	120,703	93,630	135,390	105,465

Cash and cash equivalents at end of the period	$92,693	$86,754	$92,693	$86,754

Supplemental cash flow information
Interest paid	$-	$-	$-	$-
Income tax paid	$80	$74	$80	$74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation (“Eldorado”, “the Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Development and construction of a mine and processing facility is underway in Turkey. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Capitalization of Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use.  We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use.  We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss).  A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the period.  The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding at the period end using the treasury stock method.

3.

Long Term Debt and Deposits

	June 30,	December 31,
	2005	2004
Deposits
Reserve account	$ 35,115	$ -

	$ 35,115	$ -
Long term debt
Corporate loan facility	$ 35,037	$ -

	$ 35,037	$ -

Current portion	122	-
	$ 35,159	$ -

On April 6, 2005 Tüprag Metal Madencilik Snayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility (“Facility”) for $65,000 dollars with HSBC Bank USA, National Association (“HSBC Bank”).  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account over which the HSBC Bank holds security.

At June 30, 2005, the total debt outstanding is $35,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tüprag drew $15,000 at 4.19% and on June 15, 2005 Tüprag drew $20,000 at 4.35%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

3.  Long Term debt and Deposits (continued)

The facility is scheduled for repayment in 2006, renewable annually at the Company’s option for 5 years.

4.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At June 30, 2005 the Company has nil non-voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2005	Shares Issued	Amount

Shares at beginning of the year	276,263,776	$508,373
Shares for exercised stock options	195,167	345
Stock based compensation	-	687
Shares at June 30, 2005	276,458,943	$509,405

(b)      Share option plan

On April 28, 2005 the shareholders of the Company approved an increase to the number of common shares issuable pursuant to the Incentive Stock Option Plan Employees, Consultants & Advisors by 1,081,484 common shares from 12,541,463 to a cumulative total of 13,822,947 common shares; and an increase to the Incentive Stock Plan Officers & Directors by 4,058,350 common shares from 7,000,000 to a cumulative total of 11,058,350 common shares.  The TSX has approved the listing of common shares totaling 5,139,834.

The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2005 for the plans were $1,773.

A summary of the terms and status of Company’s outstanding options at June 30, 2005 and the changes for the period ending on that date is presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

4. Share Capital (continued)

 The following table summarizes information about share options outstanding as at June 30, 2005.

The following table summarizes information about the warrants outstanding as at June 30, 2005.

On August 16, 2004 the expiry date of the warrants issued in connection with the completed financing of August 25, 2003  was extended from August 25, 2004 to August 25, 2005.

5.      Commitments and Contingencies

The Company’s contractual obligations at June 30, 2005, including payments due for each of the periods indicated, are summarized as follow:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$146	$215	$168	$168	$172	$931	$1,800
Capital expenditures	17,531	12	-	-	-	-	17,543
Purchases obligations	4,435	6,612	6,611	6,218	-	-	23,876
Property and expenditures	800	500	-	-	-	-	1,300

Total	$22,912	$7,339	$6,779	$6,386	$172	$931	$44,519

Capital expenditures in 2005 of $17.53 million relate to purchases for constructing the Kisladag mine. Purchase obligations from 2005 through to 2008 relate to energy, oxygen and other contracts at the São Bento mine.

6.     Guarantee

São Bento Mineraçao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

7.  Subsequent Event

A credit facility was entered into between the Company and Afcan Mining Corporation (“Afcan”) pursuant to a compromise agreement dated July 8, 2005.  Proceeds of the credit facility will be used primarily to fund construction of the Tanjianshan mine and other costs relating to Eldorado’s acquisition of Afcan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

8.      Segmented Information

All of Eldorado’s operations are related to the gold mining industry.  In 2005 and 2004 Eldorado had a single producing mine, São Bento with mining and exploration assets located in Brazil, Turkey and China.

	Three months		Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gold sales
São Bento Mine	$5,128	$6,894	$12,362	$15,867
	5,128	6,894	12,362	15,867

Operating costs
São Bento Mine	6,895	5,250	14,877	11,515
Accretion of asset retirement obligation	121	108	242	215
	7,016	5,358	15,119	11,730

Depletion, depreciation and amortization
São Bento Mine	2,255	1,044	4,731	2,088
	2,255	1,044	4,731	2,088

Corporate expenses, net of interest and other income	(2,431)	(2,494)	(4,887)	(2,986)
Exploration expense	(1,540)	(798)	(2,694)	(1,725)
Interest and financing costs	(36)	-	(36)	-
Stock based compensation	(409)	(134)	(1,773)	(3,450)
Write down of investments and advances	-	-	(662)	-

Loss before income taxes	(8,559)	(2,934)	(17,540)	(6,112)

Tax recovery (expense)
Current	2	58	(70)	1,903
Future	(2,506)	1,203	(2,410)	1,873
Net loss for the period	$(11,063)	$(1,673)	$(20,020)	$(2,336)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

8.

Segmented Information (continued)

		Three months ended			Six months ended
	June 30		June 30	June 30		June 30
	2005		2004	2005		2004
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Revenues by geographic area
North America	$748		$369	$1,124		$817
South America	5,295		6,898	12,801		16,337
Turkey	111		(8)	111		45

	$6,154		$7,259	$14,036		$17,199

Net (loss) income by geographic area
North America	$(2,622)		$(2,280)	$(6,469)		$(7,050)
South America	(7,541)		1,344	(11,100)		5,407
Turkey	(900)		(737)	(2,451)		(693)

	$(11,063)		$(1,673)	$(20,020)		$(2,336)

				Six months
				ended		Year ended
				June 30		December 31
				2005		2004
				(unaudited)

Segment assets
São Bento - Consolidated				$44,966		$91,877

Total assets for reportable segments				44,966		91,877

Turkey - Consolidated				104,425		55,089
Canada				102,094		79,293
				$251,485		$226,259

Assets by geographic area
North America				$102,094		$79,293
South America				44,966		91,877
Turkey				104,425		55,089

				$251,485		$226,259

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for the second quarter (“Q2”) of 2005 with those of Q2 2004. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

The MD&A has been prepared effective June 30, 2005, unless otherwise stated, and contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact, and including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate, and actual results and future events could differ materially from them.

Eldorado’s Consolidated Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

1. 2005 – Second Quarter in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the São Bento gold mine (the “São Bento mine”, or “São Bento”) in Brazil and are constructing the Kisladag mine (“Kisladag” or “Kisladag mine”) in Turkey. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

Afcan Acquisition

On May 30, 2005, we entered into a letter agreement (the “Agreement”) with Afcan Mining Corporation (“Afcan”) whereby we will acquire all of the issued and outstanding shares of Afcan.  Under the terms of the Agreement Afcan shareholders will receive one common share of Eldorado for every six and one-half (6.5) common shares of Afcan.  We will issue approximately 20.4 million common shares such that at closing we will have approximately 296.9 million common shares outstanding.  The Agreement was subject to, among other things, typical closing conditions, Afcan shareholder, regulatory and court approval and confirmatory due diligence by Eldorado within 30 days and extended by both Eldorado and Afcan from June 29, 2005 to July 8, 2005. On July 11, 2005, we announced that the Board of Directors of both companies had unanimously approved the transaction and the companies signed a compromise agreement on July 8, 2005. The transaction is expected to close on September 16, 2005.

Afcan is a mining company exploring for and developing gold and base metal deposits. Its principal property asset is the Tanjianshan Gold Project (“Tanjianshan”), located in Qinghai Province in Western China. Afcan also has interests in other exploration projects in China and Africa. A feasibility study compiled by independent consultants in April 2005 estimates that Tanjianshan has proven and probable reserves of 944,000 ounces. The feasibility study projects total gold production of 842,000 ounces over an eight-year mine life with an Internal Rate of Return of 32%. Detailed engineering, design, procurement and construction are underway.  Projected costs of construction of the Tanjianshan mine per the feasibility study is $50 million.

On July 21, 2005 the Peoples Bank of China allowed the Chinese Renminbi (“RMB”) to increase in value by 2.1% to RMB 8.11 to US dollar one, and will now peg the RMB to a basket of currencies instead of solely to the US dollar.  Based on our evaluation to date we do not expect the impact of the RMB revaluation on the development or operations of Tanjianshan to have a material effect.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

A $2 million exploration program was initiated in Q2 at Tanjianshan, by Afcan. This program includes extensive drilling targeted to increase resources in the two main deposits as well as exploring the regional potential through mapping, sampling and trenching at four different prospects located between the main deposits.

Net Loss for the Quarter

The consolidated net loss for Q2 2005 was $11.06 million or ($0.04) per share, year to date (“YTD”) $20.02 million or ($0.07) per share, compared with a net loss of $1.67 million or ($0.01) per share in Q2 2004 (YTD $2.34 million or ($0.01) per share). The loss in Q2 2005 is primarily due to lower gold sales, higher operating costs at the São Bento mine and increased general and administrative costs associated with the start up of the Kisladag mine.

Gold Sales

In Q2 2005, we sold 12,056 ounces of gold for $5.13 million at an average realized selling price of $425 per ounce. This compares to Q2 2004 gold sales of 17,424 ounces for $6.89 million at an average realized price of $396 per ounce.

Financial Position

Eldorado is in a strong financial position. At June 30, 2005, we held $92.69 million in cash and short-term deposits and $35.12 million in deposits which offsets debt of $35.16 million. We remain hedge free.

On April 6, 2005, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly owned subsidiary of Eldorado, entered into a Revolving Credit Facility (“Facility”) for $65 million with HSBC Bank USA, National Association (“HSBC Bank”). The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account over which HSBC Bank holds security. Tüprag has drawn $35 million to date on the Facility.

Our compromise agreement with Afcan states that we will make a credit facility of $15 million available to Afcan. Proceeds of the credit facility will be used primarily to fund Tanjianshan and our obligations relating to the acquisition.

At June 30, 2005 276,458,943 voting common shares were issued and outstanding.  At July 31, 2005 there were no changes in the number of issued and outstanding common shares.

On April 28, 2005 the shareholders of the Company approved an increase to the number of common shares issuable pursuant to the Incentive Stock Option Plan Employees, Consultants & Advisors by 1,081,484 common shares from 12,541,463 to a cumulative total of 13,822,947 common shares; and an increase to the Incentive Stock Plan Officers & Directors by 4,058,350 common shares from 7,000,000 to a cumulative total of 11,058,350 common shares.  The TSX has approved the listing of common shares totaling 5,139,834.

Kisladag Mine Construction

In Q2 2005, we continued construction at Kisladag, with major earthworks and mine infrastructure nearing completion. Changes in global market conditions since we began construction have affected both capital and operating cost forecasts for the Kisladag mine. These factors, combined with modifications in the engineering design incorporating aspects of the planned Phase II expansion, have resulted in an increase in overall capital costs of $16.7 million and life-of-mine operating costs of $16 per ounce. We now expect final commissioning of the completed Kisladag mine in February 2006, rather than December 2005 as previously planned. This delay was caused by difficult weather conditions through the 2004-2005 construction season and the late delivery of major components for the primary crusher.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

Lower Production at São Bento Mine

In Q2 2005, production at the São Bento mine was 14,932 ounces of gold at a cash cost of $439 per ounce, compared with 18,007 ounces of gold at a cash cost of $303 per ounce in Q2 2004. We have slowed production at São Bento to focus on completing the shaft-deepening project.  We are reviewing alternatives regarding the future of the São Bento mine.

Ongoing Exploration in Brazil and Turkey

Brazil

The camp at the Vila Nova gold project has been refurbished to accommodate field and drill crews. We are continuing to negotiate the relocation of the garimperos, and we are receiving the full support of the government and local population in this matter.

On July 5, 2005, we signed an agreement to acquire 50% of an iron ore deposit adjacent to the gold zone at Vila Nova in Brazil. Under the terms of the agreement, we paid DSI Consultants $25,000 and committed to spend $200,000 in exploration over a six-month period.  Due to the proximity of the iron ore to the gold project management felt it was prudent to enter into this agreement.

Turkey

In Turkey, we received encouraging rock chip sample results from the AS project, part of the Demir Joint Venture agreement. These samples were taken from road cuts being constructed to provide drilling access. Results include a 90-meter-long zone grading 0.9 g/t of gold, with a higher grade core of 40 meters at 1.3 g/t of gold. A subsequent induced polarization (“IP”) survey identified a geophysical anomaly in the vicinity of the rock chip sampling. An IP survey was also conducted at the MT project in Western Turkey, resulting in an anomaly that will be drilled in the early fall.

2. Outlook

Production

In Q4 2005, we will complete the shaft-deepening project at São Bento and will expand the mine’s ventilation system. Once we complete the shaft-deepening project, resources currently utilized on the shaft-deepening project will be allocated to mining activities.

Development

We expect to finish constructing the Kisladag mine in Turkey in February 2006. We have revised the estimated gold production for 2006 from 164,000 ounces to 144,000 ounces, and we expect the mine will produce at an annualized rate of 240,000 ounces in 2007 and beyond. Cash operating costs are anticipated to be $181 per ounce for a planned mine life of 14 years.

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of Forestry and Environment seeking to cancel the environmental positive certificate for Kisladag on the basis of an alleged threat to the environment. We are confident with both the methodology of the Environmental Impact Assessment (“EIA”) Report and Tüprag’s compliance with all procedural steps taken in obtaining the Kisladag environmental positive certificate. We continue to believe that we will successfully defend this litigation.

Our environmental engineers, Encon Environment Consultancy, completed the EIA Report for the Efemçukuru project and submitted it to the Turkish Ministry of Forestry and Environment in Q2 2005, where it is presently under review. Once we receive a positive certificate, we will prepare a feasibility study and obtain the necessary permits to construct and operate the mine. We currently have the data needed to prepare the feasibility study, and we expect to complete it by Q2 2006. Our development schedule for the Efemçukuru project, following approval of the EIA, suggests that the mine will begin producing gold in late 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area. In the course of this litigation against the Ministry and Tüprag, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemçukuru project. We are confident that we will prevail in the case when it is heard in the higher courts. We do not anticipate a delay in the overall project because of the legal proceedings. Permitting activities are continuing.

Exploration

During Q3 and Q4, we will continue with our exploration efforts in Brazil, Turkey and China.

Brazil

In Brazil, our exploration focus will be on the Vila Nova gold projects. Previously initiated surface sampling and mapping will continue throughout the third quarter, along with a regional airborne geophysical survey. We expect to have multiple drill rigs at the site by mid-August. Results will be available late in Q4.

Turkey

In Turkey, we are planning a program of short percussion holes for the AS project to follow up the mineralization exposed in the road cuts as well as the IP anomaly. Depending on the results, we may carry out a deeper reverse circulation or diamond drill program in Q4. At the Koyulhisar project in the Pontide Volcanic Belt, we will conduct an IP and magnetic geophysical survey in the Q3 to prepare for drilling later in the 2005 field season. In Western Turkey, we will also drill test the geophysical anomalies at the MT project during Q3. Results from these programs will be available in Q4 2005.

China

In Q3, subsequent to the successful completion of the Afcan transaction, we will begin our exploration program at the Tanjianshan project. Two diamond drill rigs are currently on site, one is being used to perform condemnation drilling of various infrastructure sites, while the other has been moved to Qinlongtan. In Q3, both drills will be involved in exploration drilling, one at Qinlongtan and the other at the Jinlongou deposit. The focus of this drilling will be to extend the mineralization at both deposits.

3. Exploration Activity in the Second Quarter of 2005

During Q2 2005, our exploration activities were focused on Turkey and Brazil.

Brazil

In Brazil, limited work continued at Cassipore and Tartarugalzinho. We conducted additional soil sampling and surveying at Cassipore, along with a small amount of auger drilling. Work at Tartarugalzinho consisted of surveying and initiating access into the work area. The main focus at Vila Nova was to refurbish the camp to accommodate field and drill crews, and to establish a survey network for mapping, sampling and drilling. We also continued compiling data on Vila Nova for both gold and iron ore.

Turkey

We explored three main projects in Turkey in Q2 2005: the Keditasi project, the AS project and the MT project.

Drilling was completed at the Keditasi project in Western Turkey. Results were mostly low grade and no further work is planned for the rest of this year.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

Rock chip sampling and geophysics (10 kilometers of IP) were conducted at the AS project on the Demir JV ground. Rock chip results included a 90-meter-long zone grading 0.9 g/t of gold, with a higher grade core of 40 meters at 1.3 g/t of gold. A subsequent IP survey identified a geophysical anomaly in the vicinity of the rock chip sampling. Mineralization is associated with quartz veining and stockwork zones within altered intrusives.

We completed a total of 13 kilometers of IP at the MT project over two alteration zones, resulting in a field interpretation of two anomalies that coincide with geochemical gold and copper anomalies. Rock chip sampling in the area of the anomalies indicated only low grades, although the combination of geophysical and geochemical anomalies warrants further investigation.

4. Review of Financial Results

Net (Loss) Income

In Q2 2005, the consolidated net loss was $11.06 million or ($0.04) per share (YTD $20.02 million or ($0.07) per share), compared with a net loss of $1.67 million or ($0.01) per share in Q2 2004 (YTD $2.34 million or ($0.01) per share).

Revenues

Our revenues consist of sales of gold bullion that we sell to a number of large institutions.

Q2		Q2	YTD
REVENUE - ($000)	2005	2004	2005	2004

Gold	$5,128	$6,894	$12,362	$15,867
Interest and other income	1,026	365	1,674	1,332
	$6,154	$7,259	$14,036	$17,199

Interest and Other Income

Interest income earned on cash and short-term money market investments held in Q2 2005 was $0.75 million (YTD $1.37 million) compared to $0.31 million (YTD $0.77 million) earned in Q2 2004. Other income of $0.27 million in Q2 2005 (YTD $0.30 million) and $0.05 million (YTD $0.56 million) in 2004 resulted primarily from Brazilian tax credits.

Expenses

Q2		Q2	YTD
EXPENSES - ($000)	2005	2004	2005	2004
Operating costs	$6,895	$5,250	$14,877	$11,515
Depletion, depreciation and amortization	2,402	1,064	4,917	2,123
General and administrative	2,210	1,124	4,667	2,369
Exploration expense	1,540	798	2,694	1,725
Stock-based compensation expense	409	134	1,773	3,450
Foreign exchange (gain) loss	1,100	1,715	1,708	1,951
Write-down of investments	-	-	662	-
Other	157	108	278	178
	$14,713	$10,193	$31,576	$23,311

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

Operating Costs

Operating costs for the São Bento mine in Q2 2005 include $1.46 million of development costs (YTD $2.99 million) that have been charged to operating costs based on the reduction of the estimate of probable reserves reported at December 31, 2004. In addition, in Q1 2005 we decided to reduce production rates in order to focus on completing the shaft-deepening project and implementing tighter ground control practices at depth. These factors, combined with the appreciation of the Brazilian Real, are reflected in the higher cash costs per ounce for both the quarter and year-to-date figures as shown in Section 5 Review of Mining Operations.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased in Q1 and Q2 2005 due to the reduced mine life of the São Bento mine, which is now forecast to end production in late 2007 or early 2008.

General and Administrative

The higher administrative expense in Q1 and Q2 2005 is a result of increased administrative and start-up costs in Turkey related to the Kisladag mine. We have brought on administrative staff to hire and train a core operating team at the mine.

Exploration Expense

The significant increase in our exploration activities in Brazil, Turkey and China accounted for the increase in exploration costs.

Stock-Based Compensation Expense

Eldorado uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. In Q2 2005, 465,000 options were granted to Eldorado employees and directors, resulting in an expense of $0.32 million. In Q2 2004, 175,500 options were granted to Eldorado officers, resulting in an expense of $0.04 million.

Foreign Exchange (Gain) Loss

During the first six months of 2005 and 2004, the Canadian dollar weakened against the US dollar, resulting in a foreign exchange loss on Canadian funds held.

Write-Down of investments

On November 28, 2003, the Company purchased 2,500,000 units of Fury Explorations Ltd. (“Fury”) at a price of $0.47 per unit. Despite a strong gold price, Fury’s share price fell during Q1 2005 and as a result we wrote down the investment to market at the quarter-end. During Q2 2005, Fury’s share price remained relatively stable and no further write-down of the investment was required.

Income Taxes

Current tax expense for 2005 was $0.70 million compared to a tax recovery of $1.90 million in 2004. The recovery in 2004 resulted from the reversal of the remaining Brazilian withholding tax liability after we restructured our inter-company debt.

Future income tax expense for Q2 2005 was $2.51 million (YTD $2.41 million) compared to a future income tax recovery of $1.20 million (YTD $1.87 million) in Q2 2004. The expense in Q2 2005 results from a strengthening Brazilian Real, whereas the recovery in 2004 resulted from the depreciation of the Real in the first six months of 2004 and a partial reversal of the previously booked foreign exchange gain on the inter-company loans.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

5. Review of Mining Operations

São Bento mine	Q2	Q2	YTD
	2005	2004	2005	2004
Operating Data¹
Gold Production
Ounces	14,932	18,007	29,244	39,165
Cash Operating Costs ($/oz)5	$439	$303	$423	$288
Total Cash Costs ($/oz)2,5	$445	$310	$431	$296
Total Production Costs ($/oz)3,5	$584	$376	$589	$357
Realized Price ($/oz sold)4	$425	$396	$427	$403

São Bento mine
Tonnes to Mill	80,244	84,595	147,572	175,181
Grade (grams/tonne)	6.93	8.37	7.56	8.27
Average Recovery Rate (%)	87.9	88.1	88.6	89.0

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section “Non-GAAP Measures” of the MD&A.

The São Bento mine in Brazil produced 14,932 ounces of gold in Q2 2005, 17% lower than production in Q2 2004 (YTD gold production of 29,244 ounces compared to 39,165 ounces during the first 6 months of 2004). We decided to slow down the ore production schedule at São Bento to focus on completing the shaft-deepening project, which will provide a bottom working elevation of 1,300 meters below surface. The deepening of the concrete-lined shaft by 270 meters from the 23rd to the 28th level created more challenging working conditions underground due to a high level of waste handling. We expect the shaft deepening project to be completed early in Q4 2005 at an approximate remaining cost of $1.1 million in 2005.

The São Bento mine is also facing increasingly challenging ground conditions at depth, which has prompted us to implement tighter ground control practices. The adverse ventilation and temperature levels in the underground and lower grade due to production scheduling have resulted in a decrease in gold production.  These factors, combined with the appreciation of the Brazilian Real have resulted in an increase in cash costs on a per ounce basis to US$439/oz in Q2 2005 versus US$303/oz in Q2 2004 (YTD cash costs of $423/oz vs. $288/oz in the first 6 months of 2004). Given the poor performance of the São Bento mine, we are reviewing alternatives regarding the future of the asset. However, we expect gold production and cash costs to improve in Q4 2005 once the shaft-deepening project is completed.

In Q2 2005, we completed 729 meters of in-fill drilling (YTD 1,592 meters) and 1,919 meters of exploration drilling (YTD 3,208 meters) at São Bento.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

São Bento mine	Q2	Q2	YTD
Gold Production and Cost per Ounce	2005	2004	2005	2004

Direct mining expense	$429	$301	$420	$283
Inventory change	(2)	(6)	(8)	(3)
Refining and selling costs	7	7	7	6
Vancouver costs	6	1	5	3
By-product credits	(1)	-	(1)	(1)
Cash operating costs per ounce	$439	$303	$423	$288

Royalties and production taxes	6	7	8	8
Total cash costs per ounce	$445	$310	$431	$296

Depletion, depreciation and amortization	158	58	163	53
Foreign exchange (gain) loss	(27)	2	(13)	3
Accretion of asset retirement expense	8	6	8	5
Total production costs per ounce	$584	$376	$589	$357

6. Financial Conditions and Liquidity

Cash from Operations

The decrease from Q2 2004 to Q2 2005 resulted primarily from higher cash operating costs at São Bento and lower gold sales. Both higher cash operating costs and lower gold sales are a direct result of the continued congestion at the bottom of the mine as a result of the shaft deepening, lower grade due to production scheduling and the requirement to handle waste and haul ore to the surface for processing.

Investing Activities

In Q2 2005, we invested $18.30 million (YTD $31.19 million) in property, plant and equipment. At São Bento, our capital expenditures of $1.96 million (YTD $4.63 million) were primarily related to underground ventilation and development. Capital expenditures of $16.31 million (YTD $26.42 million) at the Kisladag mine relate to construction activities.

Financing Activities

On April 6, 2005, Tüprag entered into a credit facility for $65 million (the “Facility”) with HSBC Bank. The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account over which HSBC Bank holds security. Tüprag has drawn $35 million to date on the Facility.

In Q2 2005 we adopted an accounting policy for treatment of the interest payable on the funds drawn from the Facility.  Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use.  We capitalize interest costs to assets under development or construction while activities are in progress.  We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use.  We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Cash Resources and Liquidity

At June 30, 2005, we had cash and short-term investments of $92.69 million resulting in working capital of $100.99 million, compared with $135.39 million of cash and short-term investments and working capital of $144.02 million at the beginning of the year. The decrease in cash and short-term investments was primarily caused by our expenditures for property, plant and equipment.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

7. Contractual Obligations

Our contractual obligations at June 30, 2005, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total
($000)
Operating leases	$146	$215	$168	$168	$172	$931	$1,800
Capital expenditures	17,531	12	-	-	-	-	17,543
Purchase obligations	4,435	6,612	6,611	6,218	-	-	23,876

Total	$22,112	$6,839	$6,779	$6,386	$172	$931	$43,219

Capital expenditures in 2005 of $17.53 million relate to purchases for constructing the Kisladag mine. Purchase obligations from 2005 through to 2008 relate to energy, oxygen and other contracts at the São Bento mine.

8. Summary of Quarterly Results and First Quarter Review

quarterly results

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
($000) except per share amounts	2005	2005	2004	2004
Revenue	$ 6,154	$ 7,882	$ 9,560	$ 9,156
Net income (loss)	$ (11,063)	$ (8,957)	$ (10,263)	$ (1,343)

Basic and diluted (loss) income per share - U.S.$	(0.04)	(0.03)	(0.04)	-

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
	2004	2004	2003	2003
Revenue	$ 7,259	$ 9,940	$ 9,592	$ 9,841
Net income (loss) 1	$ (1,673)	$ (663)	$ (46,528)	$ (1,631)

Basic and diluted (loss) income per share - U.S.$	(0.01)	-	(0.21)	(0.01)

1 Net Income (loss) figures have been restated for the quarters to reflect the non-cash year-end adjustments in fiscal 2003.

Decreases in revenue over the past eight quarters are a direct result of lower production levels experienced at the Sao Bento mine.  Poor ground conditions, high levels of waste handling and the shaft-deepening project have all negatively impacted production levels.

Lower production levels, lower sales volumes and higher operating costs have led to net loss results in each of the eight quarters.  The losses reported in Q4 2004, Q1 2005 and Q2 2005 were also impacted by results of the 2004 exploration drilling program at the São Bento mine that did not establish the continuity of the mineralization at depth which resulted in a reduced estimate of probable reserves and a reduction in the mine life of São Bento.    Based on these drilling results we have charged certain development costs to operating costs and increased our depreciation rate to reflect the shorter mine life.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

9. Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. The project mineral reserves are classified as such by both Canadian and US regulatory authorities.

We advise U.S. investors that while the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our five-year plan currently assumes the following prices:

	2005	2006	2007	2008	2009

Gold price (US$/oz)	400	375	375	375	350

The resulting average five-year price is $375 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black Scholes Model to determine the fair-value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

10. Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting São Bento may have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2005 and 2004

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries – including the US, Canada, Brazil, Turkey and China – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

11. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1	Q2	Q2	YTD
	2005	2004	2005	2004

Gold ounces sold	12,056	17,424	28,965	40,217

Cash Operating Cost - ($000)
Operating costs	$6,895	$5,250	$14,877	$11,515
Royalty expense and production taxes	(100)	(130)	(238)	(303)
Effects of inventory adjustments	(45)	159	600	370
Expense of certain development costs	(1,463)	-	(2,991)	-
Cash Operating Cost	$5,287	$5,279	$12,248	$11,582

Cash Operating Cost per ounce	$439	$303	$423	$288

¹ Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations.